Exhibit 99.1

1500 Robert-Bourassa Blvd.,
January 9, 2020	7th Floor
Montreal QC, H3A 3S8
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: ROYAL BANK OF CANADA

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Meeting
Record Date for Notice of Meeting :	February 11, 2020
Record Date for Voting (if applicable) :	February 11, 2020
Beneficial Ownership Determination Date :	February 11, 2020
Meeting Date :	April 08, 2020
Meeting Location (if available) :	Toronto, Ontario, Canada
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	780087102	CA7800871021

Sincerely,

Computershare
Agent for ROYAL BANK OF CANADA

1500, boul. Robert-Bourassa,
Le 9 janvier 2020	7e étage
Montréal (Québec), H3A 3S8
www.computershare.com

Destinataires: Toutes les autorités canadiennes en valeurs mobilières

Objet: BANQUE ROYALE DU CANADA

Madame, Monsieur,

Veuillez prendre note des informations relatives à la prochaine assemblée des détenteurs de titres de l'émetteur précité:

Type d'assemblée :	Assemblée annuelle
Date d'inscription pour recevoir l'avis :	11 février 2020
Date d'inscription pour voter (s'il en est) :	11 février 2020
Date de détermination de la propriété véritable :	11 février 2020
Date de l'assemblée :	08 avril 2020
Endroit de l'assemblée (si disponible):	Toronto, Ontario, Canada
Émetteur enverra les documents directement aux PVNO:	Non
Émetteur paiera les frais d'envoi aux PVO:	Oui

Procédures de notification et d'accès:
Applicables aux propriétaires véritables	Non
Applicables aux porteurs inscrits	Non

Détails sur les titres ayant droit de vote:

Description de l'émission	Numéro du CUSIP	ISIN
ACTIONS ORDINAIRES	780087102	CA7800871021

Sincèrement,

Computershare
Agent pour BANQUE ROYALE DU CANADA